*AB 3/5



10036130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garfield L. Miller (212) 245-2552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

OATH OR AFFIRMATION

I, Garfield L. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Energy Advisors Corp., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2009

AEGIS ENERGY ADVISORS CORP.
INDEX
DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITOR'S REPORT

To The Stockholder of
Aegis Energy Advisors Corp.

We have audited the accompanying statement of financial condition of Aegis Energy Advisors Corp. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aegis Energy Advisors Corp. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co, LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 25, 2010

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	690,179
Fees receivable, net of allowance for doubtful accounts of $150,000		269,556
Receivable from broker		57,048
Prepaid expenses and other assets		30,440
Property and equipment, net		22,777
Security deposit		15,160
TOTAL ASSETS	$	1,085,160

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Revolving line of credit	$	6,929
Accrued expenses		60,550
Total liabilities		67,479
STOCKHOLDER'S EQUITY		
Common stock - $1 par value; authorized, issued and outstanding 510 shares		510
Additional paid-in capital		717,499
Retained earnings		205,377
Accumulated other comprehensive income - pension accounting		94,295
Total stockholder's equity		1,017,681
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,085,160

See accompanying notes to financial statements.

Note 1 – Organization and Business:

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, with offices in New York City and Houston, TX provides strategic and advisory services to clients in the global energy industry.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition and Receivables:

The Company recognizes advisory fees over the term of the related contract. The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company assesses its receivables and re-evaluates the allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes:

No provision for federal income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates as well as local income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting give rise to deferred income taxes as discussed below.

The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Note 2 – Significant Accounting Policies (continued):

Income taxes (continued):

The Company adopted the uncertainty in income tax accounting standard, effective January 1, 2009. This standard provides applicable measurement and disclosure guidance for uncertain income tax positions. At both the date of adoption and December 31, 2009, the Company determined it did not have any uncertain income tax positions; accordingly, adoption of this standard has had no effect on the Company's financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Employee Lease Costs:

The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Note 3 – Income Taxes:

The Company utilized all of its net operating loss carry-forwards approximating $1,000,000 to offset its 2009 local income tax liability. The benefit of utilizing these carry-forwards approximated $90,000. Deferred taxes applicable to the different bases of assets and liabilities for financial statement purposes and income tax reporting are immaterial and have not been provided.

The Company has not recorded an income tax expense with regard to uncertainties in income tax accounting.

Note 4 – Receivable from Broker:

At December 31, 2009, the security owned and the amount receivable from broker reflected in the statement of financial condition is a security position with and an amount due from broker.

Note 5 – Property and Equipment:

Property and equipment at December 31, 2009 consists of the following:

Furniture and fixtures	$	2,482
Computer equipment		9,677
Software		20,000
		32,159
Accumulated depreciation and amortization		(9,382)
	$	22,777

Note 6 – Line of Credit:

The Company has a $25,000 revolving line of credit with a financial institution. Advances on the credit line are payable on demand and carry an interest rate of 8% over the bank's prime rate. The effective rate was 11.25% at December 31, 2009. At December 31, 2009, outstanding balance under the line of credit was 6,929.

Note 7 – Concentrations:

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2009, two customers accounted for approximately 88% (11%, and 77%) of the Company's fee revenues.

Note 8 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2009, the Company had a net capital of $675,755, which exceeded its requirement of $5,000 by $670,755. The Company's ratio of aggregate indebtedness to net capital was .1 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 9 – Commitments and Contingencies:

The Company entered into two lease agreements for office space plus expenses for office administration, phone and maintenance. Both lease agreements run from February 1 to January 31 of the following year and require a 30 day notice to terminate.

Note 10 – Benefit Plan:

Effective January 1, 2006, the Company established a qualified non-contributory defined benefit pension plan (the "Pension Plan") covering two participants who met certain age and eligibility requirements. The benefits are based on years of service and the participants' compensation. The benefits become vested after three years of service. Upon the participant's retirement at age of 65, the accrued benefit will be paid on a monthly basis over the estimated life of the participant. The Company's funding policy is to contribute the amount necessary to fund the accrued benefits under the Pension Plan. Pension Plan assets are invested in the guaranteed annuity contracts issued by Guardian Life Insurance Company. Plan benefits to participants were curtailed effective December 31, 2008. The Pension Plan cost accrued in 2009 was a benefit of $16,037. A contribution of $36,975 was made for the plan year 2009.

The Company utilizes the accounting method for defined benefit pension and other postretirement plans, which requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans.

Net periodic pension (income) expense for 2009 includes the following components:

Service cost	$	-
Interest cost		23,399
Expected return on assets		(32,456)
Amortization of (gain) or loss		(6,980)
Net Periodic Pension Cost	$	(16,037)

The following table sets forth the funded status as of December 31, 2009 and the amounts recognized in the statement of financial conditions:

Reconciliation of Funded Status as of December 31, 2009:

Fair value of plan assets	$	422,969
Benefit Obligations		413,386
Funded status at end of year, recognized as an asset (included with prepaid expenses and other assets)	$	9,583

Note 10 – Benefit Plan (Continued):

The amount recognized in other comprehensive income for 2009 is as follows:

Balance, January 01, 2009, as previously reported	$ (138,714)
Unrecognized net loss - reported in other comprehensive income	(44,419)
Balance, December 31, 2009	$ (94,295)

The balance in accumulated other comprehensive loss consists of:

Unrecognized net gain	$ (94,295)

Assumptions used in accounting for the defined benefit pension plan are as follows:

Weighted average discount rate	6.00%
Weighted average rate of compensation increase	0.00%
Weighted average of expected return on plan assets	8.00%

The assets are 100% invested in annuity contracts.

Note 11– Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 25, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



To The Stockholder of
Aegis Energy Advisors Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which procedures were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 's (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Aegis Energy Advisors Corp.'s management is responsible for Aegis Energy Advisors Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports from January 01, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Ascertained that there are no adjustments to revenue, as reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048271 FINRA DEC
AEGIS ENERGY ADVISORS CORP 6*6
708 3RD AVE 6TH FL
NEW YORK NY 10017-4201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,599.88

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (841.12)

July 17, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,758.76

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,758.76

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,758.76

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 3,839,950

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS Line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 3,839,950

2e. General Assessment @ .0025 $ 9,599.88

(to page 1 but not less than $150 minimum)

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022